Exhibit 4.6

AMENDMENT TO

PLACEMENT AGENT WARRANTS

PRIVATE INVESTMENT IN PUBLIC ENTITY[REGISTERED DIRECT]1

February 22, 2018

This Amendment (the “Amendment”) to those warrants listed on Schedule A hereto (“Placement Agent Warrants”) is made by and between CytoDyn Inc., a Delaware corporation (the “Company”), and Paulson Investment Company, LLC, a Delaware limited liability company (the “Placement Agent”), as of the date first above written.

WHEREAS, the parties have entered into multiple Placement Agent Agreements (the “Agreements”).

WHEREAS, pursuant to those Agreements, the Company issued the Placement Agent the Placement Agent Warrants;

WHEREAS, the parties desire to amend the Placement Agent Warrants as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth below, the parties agree as follows:

1. Amendment. Section 2(b) of the Placement Agent Warrants is hereby amended by deleting the current language and replacing it with the following:

(b) If at any time [after 180 days following the date of the Offering Prospectus] the Warrantholder elects a Cashless Exercise, the Warrantholder may surrender in payment of the Exercise Price, shares of Common Stock equal in value to the Exercise Price by surrender of this Warrant at the principal office of the Company together with notice of such election, in which event the Company shall issue to the Warrantholder a number of shares of Common Stock computed using the following formula:

X =	Y (A – B)
A

Where: X = The number of shares of Common Stock to be issued to the Warrantholder pursuant to this Cashless Exercise

[1]	Include bracketed language throughout, as necessary, depending on whether Placement Agent Warrant issued in connection with a Registered Direct Offering or a Private Placement Offering.

Y =	The number of shares of Common Stock in respect of which the Cashless Exercise election is made

A =	The fair market value of one share of Common Stock at the time the Cashless Exercise election is made

B =	The Exercise Price (as adjusted to the date of the Cashless Exercise)

For purposes of this Section 2(b), the fair market value of one share of Common Stock as of a particular date shall be determined as follows: (i) if traded on a securities exchange, the value shall be deemed to be the closing price of the Common Stock on such exchange one (1) trading day prior to the Cashless Exercise; (ii) if traded over-the-counter, the value shall be deemed to be the closing bid or sale price (whichever is applicable) of the Common Stock one (1) trading day prior to the Cashless Exercise; and (iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Company.

2. Ratification of Agreement; Effect of Amendment. The Agreement, as amended by this Amendment, is hereby ratified and confirmed, and all other terms and conditions of the Agreement not addressed in this Amendment shall remain in full force and effect; provided, however, that in the event of a conflict between this Amendment and the Agreement, the provisions of this Amendment are paramount and supersede any such conflicting provisions.

[Signature Page Follows]

The parties have executed this Placement Agent Agreement as of the date first written above.

CytoDyn Inc.

By:	/s/ Michael D. Mulholland
Michael D. Mulholland
Chief Financial Officer

PAULSON INVESTMENT COMPANY, LLC

By:	/s/ Lorraine Maxfield
Lorraine Maxfield, CFA
Senior Vice President, Corporate Finance

SCHEDULE A